Exhibit 12

Pall Corporation and Subsidiaries
Computation of Ratio of Earnings to Fixed Charges
(amounts in thousands, except ratios)

	Fiscal Year Ended
	July 31, 2012	July 31, 2011	July 31, 2010	July 31, 2009	July 31, 2008
Determination of Earnings:
Earnings before income taxes	$366,910	$368,719	$272,595	$225,978	$278,634
Fixed charges	40,754	37,107	30,697	47,263	60,586
Amortization of capitalized interest	165	167	218	246	342
Capitalized interest	(277)	(404)	(225)	(489)	—
Total earnings as defined	$407,552	$405,589	$303,285	$272,998	$339,562

Determination of Fixed Charges:
Interest Expense (*)	$28,704	$26,055	$19,910	$36,864	$50,937
Rents (**)	11,773	10,648	10,562	9,910	9,649
Capitalized interest	277	404	225	489	—
Total fixed charges	$40,754	$37,107	$30,697	$47,263	$60,586

Computation of Ratio of Earnings to Fixed Charges	10.0	10.9	9.9	5.8	5.6

(*)	Interest expense includes the amortized premiums, discounts and capitalized expenses related to indebtedness.
(**)	Rents included in the computation consist of one-third of rental expense.